July 10, 2006

Marc Belzberg

Dear Sir,

Re: Debt Priority Agreement

Whereas, e-SIM Ltd. (the “Company”) has entered into an Agreement with Sky MobileMedia, Inc. (“Sky”) pursuant to which the Company shall receive a loan in the aggregate amount of $700,000 (seven hundred thousand US dollars) (the “Loan”) convertible into Ordinary Shares of the Company comprising 16.9% of the share capital of the Company (currently reflecting an estimated price per share of $0.15, the “Conversion Price”). The Loan shall bear compound interest at a rate of 15.0% per annum plus any value added tax, if applicable.

1.    In order to facilitate the receipt by the Company of the Loan, and notwithstanding any sureties of Mr. Marc Belzberg (“Mr. Belzberg”) in and from the Company, Mr. Belzberg hereby agrees that the Loan shall have priority over all the indebtedness of the Company to Mr. Belzberg and that no amounts shall be payable to Mr. Belzberg until the repayment of the Loan to Sky or the conversion of the Loan into ordinary shares of the Company.

2.    In the event that prior to the due date of the Loan (or any earlier date upon which the Loan must be repaid) Sky and the Company shall enter into an agreement for the purchase and sale of all or substantially all of the business operations, assets, and intellectual property of the Company (the “Asset Sale”), in consideration for a purchase price of not less than $11,000,000 (eleven million US dollars), payable in cash and securities, Mr. Belzberg will agree, concurrent with the consummation of the Asset Sale and conditional thereon, to (a) write-off and release the Company from all debts owed to him, both principal and interest and including amounts in arrears (the total of which is currently estimated at $810K), as of the closing of the Asset Sale, except for an amount of $600K (the “Remaining Amount”). $250,000 of the Remaining Amount, will be repaid by the Company after the Closing of the Asset Sale. The remaining $350,000 of the Remaining Amount shall be repaid either in cash in the event that the full consideration from Sky is paid in cash, or otherwise in Sky securities immediately upon distribution of the Sky securities to the Company shareholders. (b) cause Yozma Chofsheet to write-off and release the Company from all debts owed to it, both principal and interest (the total of which is currently estimated at $2.2M), as of the closing of the Asset Sale.

6.    Mr. Belzberg will vote, and will cause any corporation under his control to vote, in favor of all resolutions which will be brought up in the coming Annual General Meeting regarding the ratification of the appointment of the incumbent members of the Company’s Board of Directors, effective as of the date of their appointment, and all actions taken by them since in connection with the Loan Agreement and the Asset Sale and its implementation.

Please confirm your agreement to the above terms.

                                      Yours sincerely,

e-SIM Ltd.

By:

Title:

I confirm my agreement to the above.

Mr. Marc Belzberg